EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

        The Company has the following subsidiaries including significant subsidiaries as defined in Regulation S-X, each incorporated in the jurisdiction stated opposite its name. All of the following subsidiaries are 100% owned by the Company with the exception of Speedco, Inc. which is 87.5% owned. The Company has additional subsidiaries, which, if considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as such term is defined in Regulation S-X.

Name of Subsidiary	Jurisdiction of Incorporation
Bandag A.G	Switzerland
Bandag Canada Ltd.	Canada
Bandag Europe N.V	Belgium
Bandag Licensing Corporation	Iowa
Bandag do Brasil Ltda	Brazil
Bandag B.V	Netherlands
Bandag de Mexico, S.A. de C.V	Mexico
Quality Design Systems, Inc	Iowa
Speedco, Inc	Indiana
Tire Distribution Systems, Inc.	Delaware
Tire Management Solutions, Inc.	Iowa